Exhibit 99.2

FRONTEO Announces Notice Regarding the Issuance of Stock Options (Stock Acquisition Rights)

Tokyo, June 14, 2017 FRONTEO, Inc. (“the Company”) today announced that at the board of directors meeting held on June 14, 2017, it resolved to issue stock options tied to certain performance conditions to the directors and employees of the Company and its subsidiaries (the “Group”) as detailed below, pursuant to the provisions of Articles 236, 238, and 240 of the Companies Act of Japan.  These stock options will be issued to the subscribers thereto with a greater than fair market value strike price and, as such, will not be allotted on conditions favorable to them.  Therefore, the issuance will be carried out without obtaining an approval of the general meeting of shareholders. Furthermore, these stock options will be issued, not as simple remuneration for the allottees, but based on the achievement of certain performance criteria.

I.                Purpose of and reason for issuance of Stock Options

Aiming to improve the Group’s business performance and increase corporate value in both medium- and long-term, the stock options will be issued to the directors, and employees of the Group and its subsidiaries in order to further raise motivation and morale, and increase unity within the Group.

If all of these stock options are exercised the resulting increase of the Company’s Common Shares will be the equivalent of 2.29% of the total number of shares outstanding.  However, as stated in “II. Outline of the Issuance of the Stock Options, 3 (6) i, Company’s consolidated operating profit included in the annual securities report for the fiscal year ending March 31, 2018 and the fiscal year ending March 31, 2019 (800 million yen and 1,000 million yen) these stock options will be exercisable upon the achievement of certain predetermined performance goals.  These goals are set in anticipation of achieving consolidated earnings forecast for the fiscal year ending March, 2018 which the Company announced on May 15, 2017.  Therefore, this issuance of stock options is assumed to be favorable for the Company shareholders and so any resulting dilution is thought to be reasonable.

II.           Outline of the Issuance of the 17th FRONTEO Stock Options

1.       Number of the stock options

8,700 units

The total number of shares that could be allotted upon exercise of the stock option shall be 870,000 common shares of the Company. If the number of shares to be allotted in relation to each stock option is adjusted in accordance with 3 (1) below, the total number shall be calculated by multiplying the number of shares to be allotted for one stock option after adjustment by the number of stock options above.

2. Money to be paid in exchange for grant of the stock option

The issue price per stock option shall be 4,200 yen. Such amount was determined in reference to the result of a calculation undertaken by Plutus Consulting Co., Ltd., an independent third party evaluation agency, using the Monte Carlo simulation, a general option price calculation model, based on the Company’s share price information and other data.

3. Details of the stock options

(1) Class and number of shares underlying the stock options

The number of shares to be issued upon exercise of each stock option (hereinafter referred to as the “Number of Granted Shares”) shall be 100 common shares of the Company.

In the event that the Company conducts a stock split (including allotment of its common shares free of charge; hereinafter the same shall apply to descriptions of stock splits) or a stock consolidation after the date of allotment of the stock options, the Number of Granted Shares shall be adjusted according to the following formula. Provided, however, that such adjustment shall be made only to the Number of Granted Shares for the stock options that have not yet been exercised at the time of the adjustment. Any fraction less than one share arising from the adjustment shall be rounded down.

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment × Ratio of stock split (or consolidation)

In addition, after the date of allotment of stock options, if the Company implements a merger, company split, reduction of capital stock, or engages in any other similar matters where the adjustment of the Number of Granted Shares becomes necessary, the Number of Granted Shares shall be adjusted appropriately within the scope deemed reasonable.

(2) Amount of the property to be contributed upon exercise of the stock options and the calculation method

The amount of the property to be contributed upon exercise of each stock option shall be the amount obtained by multiplying the amount to be paid per share (hereinafter referred to as the “Exercise Price”) by the Number of Granted Shares.

The Exercise Price shall be 731 yen which was the closing price of the Company’s common stock on the Tokyo Stock Exchange on June 13, 2017, the date before the resolution of the Board of Directors.

If the Company conducts a stock split or stock consolidation after the date of allotment of the stock options, the Exercise Price shall be adjusted according to the following formula, and any resulting fraction less than one yen shall be rounded up.

Exercise Price after adjustment = Exercise Price before adjustment ×

Ratio of split (or consolidation)

If the Company issues new common shares or disposes of its treasury shares after the date of allotment of the stock options at a price below the market price of its shares (excluding the case of the issuance of new shares and the disposal of treasury shares upon exercise of stock options and the transfer of treasury shares through the exchange of shares), the Exercise Price shall be adjusted according to the following formula, and any resulting fraction less than one yen shall be rounded up.

						Number of shares to be issued	×	Amount to be paid per share

Exercise		Exercise		Number of outstanding shares	+	Market price per share prior to the issuance
Price after	=	Price
adjustment		before	×
		adjustment				Number of outstanding shares + Number of
shares to be issued

In the above formula, the “number of outstanding shares” shall be the amount obtained by subtracting the number of treasury shares consisting of its common stock from the total number of issued shares of common stock of the Company. If the Company undertakes the disposal of treasury shares consisting of its common stock, the “number of shares to be issued” shall be read as the “number of treasury shares to be disposed of.”

In addition to the above, if the Company implements a merger with another company, company split, or any other similar matter where the adjustment of the Exercise Price becomes necessary, after the date of the allotment of the stock options, the Exercise Price may be adjusted by the Company within the scope deemed reasonable.

(3) Period during which the stock options are exercisable

The period during which the stock options are exercisable (hereinafter referred to as the “Exercise Period”) shall be from July 1, 2019 up to and including July 7, 2022.

(4) Matters concerning capital and capital reserve to be increased

i.                     The amount of capital to be increased as a result of the issuance of shares upon the exercise of the stock options shall be one half (1/2) of the maximum amount of increase in stated capital, etc. as calculated pursuant to Article 17, Paragraph 1 of the Rules of Corporate Accounting, with any fraction less than one yen arising from such calculation to be rounded up.

ii.                  The amount of capital reserve to be increased as a result of the issuance of shares upon the exercise of the stock options shall be the amount obtained by deducting the amount of capital to be increased set forth in i. above, from the maximum amount of increases of capital, etc. set forth in i. above.

(5) Restriction on transfer of the stock options

Any acquisition of stock options through transfer shall require approval by resolution of the board of directors of the Company.

(6) Terms and conditions of the exercise of the stock options

i.                     A holder of stock options may exercise the following predetermined number of units of stock options from those allotted to him/her (hereinafter referred to as the “ratio of exercisable stock options”) if the cumulative amount of the operating income or the operating loss reported in the consolidated income statement (income statement if the consolidated income statement has not been prepared) which is to be included in the annual securities report for the fiscal year ending March 31, 2018 and the fiscal year ending March 31, 2019 satisfies the conditions described in (a) or (b) below. Provided, however, that any fraction less than one yen arising from the number of exercisable stock options shall be rounded down and in the event that there has been a significant change in the concept of items to be referred to due to the application, etc. of the International Financial Reporting Standards, the Company shall determine another indicator to be referred to at a meeting of the board of directors.

(a) When the operating income exceeds 800 million yen: Ratio of exercisable stock options: 50%

(b) When the operating income exceeds 1000 million yen: Ratio of exercisable stock options: 100%

ii.                  In order to exercise his/her stock options, a holder is required to (i) continuously serve in the position of either a director (including an officer in the U.S.), auditor or employee (including non-regular staff under the reemployment regulations) of the Company or its subsidiaries for two years or more by the time of the exercise of stock options and (ii) remain in said position at the time of the exercise of stock options. Provided, however, that a holder who has only satisfied the requirement (i) may still exercise the stock options within 90 days after he/she loses said positon if the reason why he/she failed to satisfy the requirement (ii) was due to retirement upon expiration of the term of office, mandatory retirement or other reason as deemed justifiable by the board of directors of the Company.

iii.               No heir of stock options shall be permitted to exercise stock options.

iv.              If the total number of issued shares of the Company exceeds the number of issuable shares upon the exercise of stock options, the exercise of stock options may not be executed.

x.                 Any fraction less than one unit of the stock options may not be exercised.

4. Allotment date of stock options

July 7, 2017

5. Matters concerning acquisition of the stock options

(1) In the event that the general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the board of directors of the Company) approves a merger agreement under which the Company is to become a disappearing company, a company split agreement or plan under which the Company is to become a splitting company, or a share exchange agreement or a share transfer plan under which the Company is to become a wholly-owned subsidiary of another company, the Company may acquire all stock options free of charge on the date to be separately determined by the board of directors of the Company.

(2) In the case where holders of stock options become unable to exercise stock options because of failing to satisfy the conditions prescribed in 3 (6) above before exercising such stock options, the Company may acquire such stock options free of charge.

6. Treatment of stock options at the time of conducting organizational restructuring

In the event that the Company is to engage in a merger (limited to cases where the Company is to be disappearing as a result of the merger), performs an absorption-type company split or an incorporation-type company split, or conducts a share exchange or share transfer (hereafter collectively referred to as the “Organizational Restructuring Activities”), the stock options described in Article 236, Paragraph 1, Items 8 (a) through (e) of the Companies Act (hereafter referred to as the “Restructured Company”) shall be issued to each holder of the stock options under the following conditions at the effective date of the Organizational Restructuring Activities. The foregoing shall apply only to cases where it is indicated in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan that the stock options of the Restructured Company are to be issued in accordance with the following conditions.

(1) Number of stock options of Restructured Company to be issued

The number of stock options to be issued in relation to the Restructured Company shall be the same as the number of stock options held by the holders of the stock options of the Company.

(2) Class of shares of the Restructured Company to be issued upon the exercise of the stock options

Common shares of the Restructured Company

(3) Number of shares of Restructured Company to be issued upon the exercise of the stock options

To be decided according to 3 (1) above after taking into consideration the conditions, etc.

of the Organizational Restructuring Activities

(4) Amount of the property to be contributed upon exercise of stock options

The amount of the property to be contributed upon the exercise of each unit of stock options shall be the amount obtained by multiplying the Exercise Price after the Organizational Restructuring obtained by adjusting the Exercise Price stipulated in 3 (2) above by the number of shares of the Restructured Company to be issued upon the exercise of the said stock options to be determined pursuant to 6 (3) above, after taking into consideration the conditions of the Organizational Restructuring Activities.

(5) Exercise period of stock options

Starting from the later of either the first date of the Exercise Period of the stock options as stipulated in 3 (3) above or the date on which the Organizational Restructuring Activities become effective, and ending on the expiration date of the Exercise Period as stipulated in 3 (3) above.

(6) Matters concerning any increase in capital and capital reserve by issuance of shares upon exercise of stock options

To be determined in accordance with 3 (4) above

(7) Restriction on transfer of the stock options

The acquisition of the stock options through transfer shall be subject to approval of the board of directors of the Restructured Company.

(8) Other conditions for exercise of stock options

To be determined in accordance with 3 (6) above

(9) Reasons and conditions for acquisition of the stock options

To be determined in accordance with 5 above

(10) Other conditions shall be determined in accordance with conditions of Restructured Company.

7. Matters concerning the stock option certificates

The Company shall not issue any stock option certificates for stock options.

8. Date of cash payment in exchange for stock options

July 7, 2017

9. Date of subscription

June 24, 2017

10. Persons to whom stock options shall be allotted and number of stock options to be allotted

Directors and employees of the Company, and directors and employees of the Company’s subsidiaries 78 persons 8,700 units

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

About FRONTEO, Inc.

FRONTEO, Inc. (Nasdaq:FRONTEO) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. FRONTEO’s KIBIT technology is driven by FRONTEO AI based on knowledge acquired through its litigation support services. The KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. FRONTEO continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. FRONTEO was founded in 2003 as a provider of eDiscovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation.  FRONTEO provides eDiscovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about FRONTEO, contact usinfo@FRONTEOna.com or visit http://www.FRONTEO-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that FRONTEO expects to manage this year and the potential uses for FRONTEO’s new service in intellectual property-related litigation, contain forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of,  FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and FRONTEO undertakes no duty to update such information, except as required under applicable law.

CONTACT: Chief Executive Officer and Chairman of the Board

Masahiro Morimoto

Address any inquiries to

Chief Financial Officer

Naritomo Ikeue